

Mail Stop 3561

May 12, 2010

Mr. Matthew C. Moellering
Chief Financial Officer
Express Parent LLC
One Limited Parkway
Columbus, OH 43230

> **RE: Express Parent LLC**
> **Amendment to Registration Statement on Form S-1**
> **File No. 333-164906**
> **Filed May 12, 2010**

Dear Mr. Moellering:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. We note your response to prior comment one from our letter dated May 11, 2010. As you did not make the complete representations requested, our comment will be reissued. Please confirm that:
    - Express, Inc. will file a post-effective amendment as soon as practicable after pricing and before closing expressly adopting the registration statement as its own registration statement for all purposes under the Securities Act of 1933 and the Securities Exchange Act of

Mr. Matthew Moellering
Chief Financial Officer
Express Parent LLC
May 12, 2010
p. 2

> 1934 and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect;
> - The post-effective amendment will be signed on behalf of Express, Inc. and Express, Inc.'s then current officers and directors, as applicable; and,
> - A new signed and dated legality opinion will be filed with the post-effective amendment removing the qualifications, assumptions and limitations associated with your current opinion as they relate to the Reorganization or other matters.

2. In this regard, please confirm that you will not file a post-effective amendment pursuant to Rule 462 of Regulation C. Also, advise us of the explanatory statement you anticipate using in the post-effective amendment.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director